TRINITY CAPITAL INC.

3075 West Ray Road

Suite 525

Chandler, Arizona 85226

October 20, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Attention: Anu Dubey

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2 (File No. 333-248850)

Dear Ms. Dubey:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trinity Capital Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-248850) to 4:00 p.m. Eastern Time on October 20, 2020, or as soon thereafter as is practicable.

* * *

If you have any questions concerning the foregoing, please contact Stephani M. Hildebrandt of Eversheds Sutherland (US) LLP, legal counsel to the Registrant, at (202) 383-0845.

Sincerely,

Trinity Capital Inc.

By: /s/ Sarah Stanton____________ Name: Sarah Stanton____________ Title: General Counsel___________